As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

PROVECTUS BIOPHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	90-0031917
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

7327 Oak Ridge Highway Suite A Knoxville, Tennessee	37931
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of the Registrant’s Securities to be Registered

Governing Law and Organizational Documents. The rights and related matters of Provectus Biopharmaceuticals, Inc. (the “Registrant”), are governed by the laws of the State of Delaware and the Registrant’s certificate of incorporation and bylaws. The Registrant’s certificate of incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares of capital stock entitled to vote thereon. The Registrant’s bylaws may be amended by either the Registrant’s board of directors or by a vote of the Registrant’s stockholders holding at least 66-2/3% of the voting power of the then-outstanding shares of the capital stock of the Registrant entitled to vote generally in the election of directors, voting together as a single class.

Common Stock. Under the Registrant’s certificate of incorporation, the company is authorized to issue up to 250,000,000 shares of common stock. As of March 31, 2014, 173,125,972 shares of common stock were issued and outstanding. On April 17, 2014, the Registrant’s board of directors approved by unanimous written consent an amendment to the Registrant’s certificate of incorporation to increase the authorized number of shares of common stock from 275 Million to 300 Million. The Registrant has submitted the amendment to its stockholders for approval at the annual stockholders meeting in June 2014. Assuming the proposed amendment is approved by the Registrant’s stockholders, the Registrant plans to file the amendment with the Delaware Secretary of State promptly thereafter.

Dividends, Voting Rights, and Liquidation. Except as required by Delaware law or by the Registrant’s certificate of incorporation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. The holders of shares of common stock do not have cumulative voting rights for the election of directors and, accordingly, the holders of more than 50% of the shares of common stock are able to elect all directors. The Registrant’s certificate of incorporation does not grant preemptive rights to holders of common stock. The common stock may not be redeemed except upon the Registrant’s consent and the consent of the stockholders redeeming such common stock, and the common stock is not subject to liability for further calls or to assessments by the Registrant.

In the event of the Registrant’s liquidation, dissolution or winding up, holders of the Registrant’s common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no right to convert their common stock into any other securities. A significant portion of the Registrant’s common stock is held in either nominee name or street-name brokerage accounts, and all outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock which the Registrant’s board of directors may designate and that the Registrant may issue in one or more offerings in the future. This summary does not purport to be complete and is qualified in its entirety by reference to the Registrant’s certificate of incorporation and to Delaware law.

Removal of Directors by Stockholders. Delaware law provides that members of a board of directors may be removed, with or without cause, by a majority of the outstanding shares entitled to vote on the election of the directors.

Stockholder Nomination of Directors. The Registrant’s bylaws provide that a stockholder must notify the Registrant in writing of any stockholder nomination of a director at least 90, but not more than 120, days prior to the date of the proxy statement delivered to stockholders in connection with the previous year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 30 days after the anniversary date of the previous year’s annual meeting, notice by the stockholder must be received by the Registrant not earlier than the close of business on the 90th day prior to the date of such meeting and not later than the close of business on the later of the 60th day prior to such meeting or the 10th day following the date on which public announcement of the date of the meeting is first made.

Delaware Business Combination Statute. Section 203 of the Delaware General Corporation Law (“DGCL”) is applicable to the Registrant. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquired 15% or more of the Registrant’s outstanding voting stock. With some exceptions, unless the transaction is approved by the Registrant’s board of directors and the holders of at least two-thirds of the outstanding voting stock of the Registrant, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to, or receipt of disproportionate financial benefits by, the 15% stockholder, or

•	any other transaction that would increase the 15% stockholder’s proportionate ownership of any class or series of the Registrant’s capital stock.

The shares held by the 15% stockholder are not counted as outstanding when calculating the two-thirds of the Registrant’s outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

•	prior to the time that any stockholder became a 15% stockholder, the Registrant’s board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of the Registrant’s outstanding voting stock, or

•	the 15% stockholder owns at least 85% of the outstanding voting stock of the Registrant as a result of the transaction in which such stockholder acquired 15% or more of the Registrant’s outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Liability and Indemnification of Directors, Officers and Employees. Under Delaware law, a certificate of incorporation may, subject to certain limitations, contain a provision limiting or eliminating a director’s personal liability to the corporation or its stockholders for monetary damages for a director’s breach of fiduciary duty. The Registrant’s certificate of incorporation provides that none of its directors shall be personally liable to the Registrant or the Registrant’s stockholders for monetary damages for breach of fiduciary duty in his or her capacity as such, except to the extent provided by applicable law for:

•	any breach of the duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases as set forth in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

The Registrant’s bylaws require the Registrant to indemnify and hold harmless, to the fullest extent permissible under Delaware law, any person who was or is a party to, or is threatened to be made a party to, any action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that he or she:

•	is or was a director or officer of the Registrant;

•	while a director or officer of the Registrant, is or was serving at the request of the Registrant or for its benefit as a director, officer, employee, or agent of another corporation or as its representative in another enterprise; or

•	is or was an employee of the Registrant or its subsidiaries and was or is serving for the benefit of the Registrant as a director or officer of another corporation or as the Registrant’s representative in another enterprise.

This indemnification obligation covers all expenses, including attorneys’ fees, and all judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the matter.

The Registrant also carries directors’ and officers’ liability insurance which protects each director or officer from certain claims and suits, including stockholder derivative suits, even where the director may be determined to not be entitled to indemnification under Delaware law, and claims and suits arising under federal securities laws. The policy may also afford coverage under circumstances where the facts do not justify a finding that the director or officer acted in good faith and in a manner that was in, or not opposed to, the best interests of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers, or persons controlling the Registrant pursuant to the provisions described above, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 2.	Exhibits

The following exhibits to this registration statement on Form 8-A are incorporated by reference to the documents specified, which were filed previously with the Commission:

3.1	Certificate of Incorporation of Provectus Biopharmaceuticals, Inc. (included as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K, as filed with the Commission on March 13, 2014, and incorporated herein by reference).

3.2	Bylaws of Provectus Biopharmaceuticals, Inc. (included as Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K, as filed with the Commission on March 13, 2014, and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2014

PROVECTUS BIOPHARMACEUTICALS, INC.

By:	/s/ Peter R. Culpepper
Name:	Peter R. Culpepper
Title:	Chief Financial Officer & Chief Operating Officer